Exhibit 12

Kadant Inc.

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)	Three Months Ended	Fiscal Year Ended
	April 4, 2009	January 3, 2009	December 29, 2007		December 30, 2006		December 31, 2005		January 1, 2005
Earnings:
(Loss) income from continuing operations before income taxes	$(398)	$(13,810)	$35,522		$27,235		$13,974		$8,285
Deduct equity in earnings of equity interest	(25)	(319)	(320)		(266)		(184)		(8)

Total earnings	(423)	(14,129)	35,202		26,969		13,790		8,277

Fixed charges:
Interest expense	781	2,561	2,873		3,118		1,978		23
Amortization of capitalized expenses related to indebtedness	32	177	213		210		136		—
Estimated interest component of rent expense	17	120	154		144		148		131

Total fixed charges	830	2,858	3,240		3,472		2,262		154

Adjusted earnings from continuing operations available to cover fixed charges	$407	$(11,271)	$38,442		$30,441		$16,052		$8,431

Ratio of earnings to fixed charges	N/A	N/A	11.9	x	8.8	x	7.1	x	54.7	x

Amount by which earnings were insufficient to cover fixed charges	$(423)	$(14,129)	—		—		—		—